December 20, 2004

Lilly Beter, Chairman of the Board

Board of Directors

Peninsula Holdings Group, Ltd.

2424 N Federal Highway, Suite 160

Boca Raton, Florida 33431

Dear Peninsula Board:

Please accept my resignation from Peninsula Holdings Group, Ltd. Board of Directors and Audit Committee, effective immediately.

I have not been able to fulfill the charter requirements for Audit Committee members to be, or become, financially literate, and feel another board member would better serve the company and its shareholders.

I have enjoyed working with everyone at Peninsula Holdings Group, Ltd.

Sincerely,

/s/ Marilyn Rothstein

Marilyn Rothstein